Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006-6801
www.hklaw.com

Vicky H. Wang
202 457 5916
vicky.wang@hklaw.com

February 22, 2007

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call me at (202) 457-5916 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Vicky H. Wang
Holland & Knight LLP

4378792_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENT
(brief description of Japanese language documents listed below are set out in EXHIBIT A hereto)

No document to be submitted to SEC.

B. ENGLISH LANGUAGE DOCUMENT
(English documents listed below is included in EXHIBIT B hereto)

1. Press Release

Date	Title
1) 02/21/2007 (02/21/2007)	JT Receives Unconditional EU Competition Clearance for Gallaher Acquisition

---

Note: The dates in parentheses are the dates of the releases in Japan

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENT

Not applicable.

EXHIBIT B

ENGLISH LANGUAGE DOCUMENT

Set out below is the English document referred to in ANNEX, Section B, item 1.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

Philip Gawith / Suzanne Bartch /
Peter Ogden
(PR adviser to JT)
The Maitland Consultancy
London: +44-20-7379-5151

JT Receives Unconditional EU Competition Clearance for Gallaher Acquisition

Tokyo, February 21, 2007 -- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that on February 21, 2007 (CET), the company received unconditional clearance from the European Commission in relation to its proposed acquisition of Gallaher Group Plc (Gallaher) (LSE: GLH.L).

The European Commission's announcement can be found at [*http://europa.eu/rapid/pressReleasesAction.do?reference=IP/07/218&format=HTML&aged=0&language=EN&guiLanguage=en*]

The Court meeting and Gallaher's extraordinary general meeting of shareholders to approve the scheme are both scheduled to be held on March 9, 2007, and JT expects the scheme of arrangement to become effective on April 18, 2007, subject to the satisfaction or waiver of any outstanding conditions.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.637 trillion in the fiscal year ended March 31, 2006.

END